

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 4, 2019

Dwight L. Merriman
Managing Director, Chief Executive Officer
BLACK CREEK INDUSTRIAL REIT IV Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

> **Re: BLACK CREEK INDUSTRIAL REIT IV Inc.**
> **Registration Statement on Form S-11**
> **Filed January 4, 2019**
> **File No. 333-229136**

Dear Mr. Merriman:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sara von Althann at 202-551-3207 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities